                                                                    Exhibit 23.1
                          Independent Auditors' Consent

The Board of Directors
Rotech Healthcare Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 22, 2002, except for note 2 which relates to the restatement of the financial statements and which is as of August 28, 2002, contains an explanatory paragraph that states that Rotech Medical Corporation and its subsidiaries (the Company) filed separate voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code which raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

KPMG LLP

Baltimore, Maryland
October 25, 2002